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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 69650

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2019_____ AND ENDING _____12/31/2019_____
                                                          MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CVC FUNDING LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 FIFTH AVE, 45TH FL
(No. and Street)

NEW YORK   NY   10019
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAZARS USA LLP
(Name -- if individual, state last, first, middle name)

135 West 50th Street   New York   NY   10020
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)





OATH OR AFFIRMATION

I, Robert Squire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CVC Funding, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

NOHA M. MOUSSA
NOTARY PUBLIC, STATE OF NEW YORK
No. 01MO6320879
Qualified in New York County
Commission Expires March 9, 20 23

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CVC Funding, LLC

(A Wholly-Owned Subsidiary of CVC Credit Partners, LLC)

Statement of Financial Condition

Pursuant to Rule 17a-5(e)(3) under the

Securities and Exchange Act of 1934

December 31, 2019

(With Reports of Independent Registered Public Accounting Firm Therein)

CVC Funding, LLC
(A Wholly-Owned Subsidiary of CVC Credit Partners, LLC)
Index

December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Member of CVC Funding, LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CVC Funding, LLC., (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Mazars USA LLP

New York, New York
February 12, 2020

Mazars USA LLP

135 West 50th Street – New York, New York – 10020
Tel: 212.812.7000 – Fax: 212.375.6888 – www.mazarsusa.com

Mazars USA LLP is an independent member firm of Mazars Group.



CVC Funding, LLC
(A Wholly-Owned Subsidiary of CVC Credit Partners, LLC)
Statement of Financial Condition
December 31, 2019

ASSETS		
Cash	$	9,611,764
Due from Parent, net		3,809,935
Furniture and Equipment,		
Net of accumulated depreciation of $5,035		177,299
Prepaid Expenses		63,657
Total Assets	$	13,662,655
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued Expenses	$	7,317,320
Accounts Payable		49,976
Total Liabilities		7,367,296
Member's Equity		6,295,359
Total Liabilities and Member's Equity	$	13,662,655

See accompanying notes to financial statement.

CVC Funding, LLC
(A Wholly-Owned Subsidiary of CVC Credit Partners, LLC)

Notes to Financial Statement
December 31, 2019

1. Nature of business

Nature of Business

CVC Funding, LLC (the "Company"), is a State of Delaware limited liability company formed on June 3, 2015. The Company is wholly-owned by CVC Credit Partners LLC. (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts primarily as finder and/or placement agent to its own proprietary funds, as well as affiliated funds under Rule 506 of Regulation D and Regulation S. Fund sales in which the Company engages generally involves securities that are not registered with the SEC pursuant to the Securities Act of 1933 and that are offered by private equity funds or funds that are also not registered with the SEC pursuant to the Investment Company Act of 1940.

2. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company generates revenue through the reimbursement of all operating expenses (excluding SIPC assessment and income taxes, if any) of the Company plus a mark-up of 10% under the service agreement with the Parent. Revenue is recognized and the performance obligation is satisfied when the underlying expenses have been incurred.

Leases

On January 1, 2019 the Company adopted the provisions of ASU 2016-02, Leases (Topic 842), which superseded the existing guidance for lease accounting. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that as of January 1, 2019 or during the year ended December 31, 2019 no agreements or arrangements existed that would be classified as a lease under the adopted guidance.

CVC Funding, LLC
(A Wholly-Owned Subsidiary of CVC Credit Partners, LLC)

Notes to Financial Statement
December 31, 2019

Furniture and Equipment

Furniture and Equipment are carried at cost, less accumulated depreciation and are depreciated using the straight line method based on their respective estimated useful lives.

Income Taxes

The Company is a single member Limited Liability Company and is treated as a disregarded entity for Federal and state/local income tax purposes and therefore any income or loss is included in the consolidated federal and state/local income tax returns of the Parent. The Company is not subject to federal and state income taxes.

3. Cash and concentration of credit risk

In the normal course of business, the Company maintains its cash balances in one financial institution. The deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2019, the Company had $9,361,764 in excess of the FDIC-insured limit. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and management monitors the financial condition of the financial institution and does not anticipate any losses from this counterparty.

4. Related party transactions

Pursuant to a service agreement, the Parent provides various services and other operating assistance to the Company. These include professional services, physical premises, utilities, the use of travel, insurance, accounting services, personnel and other general and administrative services.

The Company is paid a service fee by the Parent based upon total expenses incurred. For the year ended December 31, 2019, the service fee earned was $15,602,404. The right of offset was made effective January 1, 2018 between the Company and the Parent and effectively allowed for the offsetting of receivables and payables between the Company and the Parent. Therefore, only a net receivable related to the activity under this agreement is recorded on the statement of financial condition. The related receivable from the Parent at December 31, 2019 was $3,809,935 and the net change from December 31, 2018 includes payments made by the Parent of approximately $11,460,000.

5. Furniture and equipment

The major classes of fixed assets as of the balance sheet date are as follows:

Asset Class	Cost	Accumulated Depreciation	Net
Furniture & fixtures	$ 124,742	$ (2,616)	$ 122,126
Computers & equipment	57,592	(2,419)	55,173
Total	$ 182,334	$ (5,035)	$ 177,299

6. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was approximately $2,244,000, which was approximately $1,753,000 in excess of its minimum requirement of approximately $491,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2019, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

8. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2019, and through February 12, 2020.

9. Subsequent events

The Company has evaluated events and transactions occurring subsequent to December 31, 2019. Management believes that no material events have occurred since December 31, 2019 through February 12, 2020, the date of the filing of this report that requires recognition or disclosure in the financial statements or related notes.